Exhibit A

Legend:

CAJE	Client proposed adjusting entry.
PAJE	Auditor proposed adjusting entry.
RAJE	Auditor proposed reclassifying entry.

#	Account	December 31, 2021 DB	CR	Disposition
PAJE 1	Depreciation expense	1,586		**Book**
	Accumulated Depreciation		1,586	
	To record annual depreciation			

#	Account	December 31, 2020 DB	CR	Disposition
PAJE 1	Retained Earnings	800,000		**Book**
	Intellectual Property and Technology		800,000	
	To remove internally developed intelletual property			